YM BIOSCIENCES INC.

ANNUAL MEETING OF SHAREHOLDERS

NOVEMBER 19, 2009

VOTING RESULTS

Resolution #1:

On a show of hands, the Chairman declared that the shareholders approved the election of David G.P. Allan to serve on the Corporation’s Board of Directors.

Resolution #2:

On a show of hands, the Chairman declared that the shareholders approved the election of Thomas I.A. Allen to serve on the Corporation’s Board of Directors.

Resolution #3:

On a show of hands, the Chairman declared that the shareholders approved the election of Mark Entwistle to serve on the Corporation’s Board of Directors.

Resolution #4:

On a show of hands, the Chairman declared that the shareholders approved the election of Henry Friesen to serve on the Corporation’s Board of Directors.

Resolution #5:

On a show of hands, the Chairman declared that the shareholders approved the election of Philip Frost to serve on the Corporation’s Board of Directors.

Resolution #6:

On a show of hands, the Chairman declared that the shareholders approved the election of François Thomas to serve on the Corporation’s Board of Directors.

Resolution #7:

On a show of hands, the Chairman declared that the shareholders approved the election of Gilbert Wenzel to serve on the Corporation’s Board of Directors.

Resolution #8:

On a show of hands, the Chairman declared that the shareholders approved the election of Tryon M. Williams to serve on the Corporation’s Board of Directors.

Resolution #9:

On a show of hands, the Chairman declared that the shareholders approved the resolution for the appointment of KPMG LLP as auditors of the Corporation and authorized the directors to fix the remuneration of the auditors.